Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
Board of Directors China Cord Blood Corporation:

We consent to the use of our report dated October 12, 2009, with respect to the consolidated balance sheets of China Cord Blood Corporation (“the Company”) and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive (loss)/income, and cash flows for each of the years in the three-year period ended March 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated October 12, 2009 contains explanatory paragraphs that state (i) the Company completed a share exchange with China Cord Blood Services Corporation (“CCBS”) on June 30, 2009 and the share exchange has been accounted for financial reporting purposes as the issuance of securities by CCBS in exchange for the assets and liabilities of the Company, accompanied by a recapitalization.  The consolidated financial statements of the Company reflect CCBS’s assets and liabilities at their historical carrying amounts.  The results, assets and liabilities of the Company presented in its consolidated financial statements are those of CCBS; and (ii) the Company established vendor-specific objective evidence for the undelivered cord blood storage services during the year ended March 31, 2008 and began to account for cord blood processing services and storage services as two separate units of accounting during that year.

/s/ KPMG
Hong Kong, China
November 9, 2009